UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBITS INDEX

Exhibit No.	Description
99.1	BUUU Group Limited Enters Non-Binding Memorandum of Understanding to Explore Acquisition of PINK 308 LLC; Setting the Foundation for AI Short Drama and IP-Centric Digital Entertainment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUUU Group Limited

Date: May 4, 2026	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

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